Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Penn West Petroleum Ltd. (“Penn West”)

Penn West Energy Trust (the “Trust”)

Suite 200, 207 – 9th Avenue S.W.

Calgary, Alberta T2P 1K3

2.	Date of Material Change:

January 1, 2011

3.	News Release:

A news release was issued by Penn West on January 3, 2011 and disseminated through the facilities of Marketwire.

4.	Summary of Material Change:

On January 3, 2011, Penn West announced the completion of the previously announced conversion of the Trust into a corporation (the “Conversion”). Pursuant to the Conversion, unitholders of the Trust received one common share of Penn West (a “Common Share”) for each one trust unit (a “Trust Unit”) that they held on January 1, 2011. Penn West has also assumed the Trust’s two series of convertible debentures (the “Convertible Debentures”).

5.	Full Description of Material Change:

5.1 Full Description of Material Change:

On January 3, 2011, Penn West announced the completion of the Conversion. Penn West will operate under the trade name “Penn West Exploration”. Pursuant to the Conversion, unitholders of the Trust received one Common Share of Penn West for each Trust Unit that they held on January 1, 2011. Penn West has also assumed the Convertible Debentures of the Trust.

Penn West’s Common Shares and Convertible Debentures commenced trading on the Toronto Stock Exchange (the “TSX”) under the trading symbols “PWT”, “PWT.DB.E” and PWT.DB.F” on January 10, 2011, and Penn West’s Common Shares commenced trading on the New York Stock Exchange (the “NYSE”) under the trading symbol “PWE” on January 3, 2011. The Trust Units and Convertible Debentures of the Trust have been delisted from the TSX and the NYSE.

The final cash distribution of the Trust in the amount of CDN$0.09 per Trust Unit that is payable to unitholders of record on December 31, 2010 will be paid on January 14, 2011. As previously announced, it is expected that Penn West will adopt a quarterly dividend policy with an initial dividend rate of $0.27 per Common Share, with the first dividend anticipated to be paid on April 15, 2011 to shareholders of record on March 31, 2011.

5.2 Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

Keith Luft, General Counsel and Senior Vice President, Stakeholder Relations of Penn West, Telephone: (403) 218-8721.

9.	Date of Report

January 11, 2011

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “will” and “expect” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the payment of the final distribution of the Trust and the anticipated dividend policy of Penn West. With respect to forward-looking statements contained in this document, Penn West has made certain assumptions regarding, among other things, future commodity prices, production levels and capital expenditure levels. Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, general economic conditions in Canada, the U.S. and globally, and that Penn West’s dividend policy may change from time to time and that dividends may be reduced or eliminated entirely. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

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